EXHIBIT 99.1

CANAGOLD ANNOUNCES FILING OF A RIGHTS OFFERING CIRCULAR

November 7, 2022, Vancouver, B.C. – Canagold Resources Ltd. (“Canagold” or the “Company”) (TSX: CCM; OTC-QB: CRCUF; Frankfurt: CANA) announces that it has filed a rights offering circular (the “Circular”) and a rights offering notice (the “Notice”) with respect to Canagold’s offering of rights (the “Rights Offering”) to holders of common shares (“Common Shares”) of record as of the close of market on November 10, 2022 (the “Record Date”).

Pursuant to the Rights Offering, holders of Common Shares (“Shareholders”) on the Record Date will receive one (1) right (a “Right”) for each one (1) Common Share held. Each two (2) Rights will entitle the holder to subscribe for one Common Share of upon payment of a subscription price of $0.175 per Common Share. Canagold expects to raise $7,985,215 under the Rights Offering.

Sun Valley Investments AG (“Sun Valley”), an “insider” and “related party” (as such terms are defined under applicable securities laws) of the Company and the Company’s largest shareholder, has advised the Company that it intends to exercise, subject to relevant restrictions, all of its basic subscription privileges. The Company has also entered into a standby guaranty agreement with Sun Valley, pursuant to which Sun Valley has agreed to purchase all of the Common Shares issuable under the Rights Offering which remain unsubscribed under the basic subscription privilege and the additional subscription privilege (the “Standby Guaranty”). In August 2022, the Company obtained a bridge loan of $2,500,000 (the “Bridge Loan”) from Sun Valley as an advance payment for the Standby Guaranty. The Bridge Loan is unsecured, bearing interest at the rate of 5.5% per annum, is payable upon the earlier of (i) the completion of the Rights Offering, (ii) 12 months after the date of the Bridge Loan agreement and (iii) the termination of the Standby Guaranty.

The Rights will trade on the Toronto Stock Exchange under the symbol “CCM.RT” commencing on November 9, 2022 and will trade until 12:00 p.m. (Eastern time) on December 9, 2022. The rights will expire at 2:00 p.m. (Pacific time) on December 9, 2022 (the “Expiry Time”), after which time unexercised Rights will be void and of no value. Shareholders who fully exercise their Rights under the basic subscription privilege will be entitled to subscribe for additional Common Shares, if available as a result of unexercised Rights prior to the Expiry Time, subject to certain limitations as set out in the Circular. The Company expects to close the Rights Offering on or about December 13, 2022, but in any event no later than December 30, 2022.

The Rights will be offered to Shareholders resident in (i) all provinces and territories of Canada except Quebec, (ii) each state of the United States (excluding Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin), and (iii) in all jurisdictions outside Canada and the United States excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in such jurisdiction or the filing of any document by the Company in such jurisdiction in connection with the Rights Offering (collectively, the “Eligible Jurisdictions”).

Full details of the Rights Offering are set out in the Circular and the Notice, which are available on the Company’s profile on SEDAR at www.sedar.com or can be downloaded from the Company website. The Notice and accompanying Rights direct registration statements (the “Rights DRS”) will be mailed to registered Shareholders in the Eligible Jurisdictions as of the Record Date. To subscribe for Common Shares, registered Shareholders must mail the completed Rights DRS, together with applicable funds, to the Rights depositary and subscription agent, Computershare Investor Services, Inc., prior to the Expiry Time. Shareholders who hold their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

The proceeds of the Rights Offering are expected to be used to repay the Bridge Loan, to advance the Company’s properties and for working capital purposes.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. Canagold has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

On behalf of the Board of Directors

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

For further information please contact:

Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700; Tel: (604) 604-416-0337; Cell: (604) 551-2360

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the completion of the Rights Offering, future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.